                                                                    Exhibit 99.1



                              FOR IMMEDIATE RELEASE

For: Evans Bancorp, Inc.:      Contact: Mark DeBacker, Senior Vice President/CFO
     14-16 North Main Street   Phone:   (716) 549-1000
     Angola, New York  14006   Fax:     (716) 549-0720



   EVANS BANCORP ANNOUNCES 2002 FIRST QUARTER NET INCOME GROWTH OF 34.2% OVER
                                   PRIOR YEAR

ANGOLA, N.Y.--APRIL 23, 2002 - Evans Bancorp, Inc. (Nasdaq: EVBN) the holding company for Evans National Bank, a commercial bank with seven branches in Western New York, and approximately $258.4 million in assets, today reported first quarter 2002 net income growth of 34.2 percent over the same time period in 2001.

Net income was $879 thousand or $0.40 per share for the three months ended March 31, 2002 as compared to $655 thousand or $0.30 per share for the three months ended March 31, 2001. All per share results reflect the 5 for 4 stock split distributed in June 2001.

"I am pleased with our positive start to 2002," said James Tilley, President and Chief Executive Officer. "We were able to grow our earnings during the first quarter, typically a period of moderate loan growth, by careful funds management and strategic pricing decisions. Based on the results of the first quarter, we believe we are on track to meet our projected earnings estimate of $1.30 per share for year ending December 31, 2002."

M&W Agency Inc. has contributed approximately $158 thousand to net income for the three months ended March 31, 2002 as compared to $91 thousand for the three months ended March 31, 2001. The 2001 net income amount includes goodwill amortization expense of $80 thousand or $0.03 per share as recorded by the holding company related to the M&W acquisition. Due to changes in accounting rules implemented on January 1, 2002, the Company no longer amortizes goodwill related to the acquisition of the M&W Agency. M&W Agency has accounted for a significant portion of the Company's increase in non-interest income and non-interest expense since its purchase in September 2000.

Tilley noted, "we are seeing the benefit of some of our past strategic initiatives, particularly M&W Agency insurance operations. As previously announced, we next plan to take advantage of an opportunity to expand our market area by locating a new branch office in the Amherst community this fall."

The Bank's net interest margin, a measure of net interest income relative to average assets, for the quarter ended March 31, 2002 was 4.49% as compared to 4.26% for the same time period in 2001. The increase is partly attributable to strategic pricing decisions made by the Bank as well as a one-time refinancing benefit as explained below.

Total gross loans have decreased to $143.7 million at March 31, 2002, reflecting a 0.1% or $182 thousand decrease for the quarter. Gross loans have decreased primarily for two reasons: the Bank continues to sell to FNMA a significant portion of its new residential mortgages due to the low rate environment (FNMA sales for the quarter ended March 31, 2002 were $2.8 million) and overdraft balances, which are considered outstanding loans, decreased by $852 thousand for the quarter ended March 31, 2002. Net loans (loans after provision for loan losses) have decreased to $142.2 million at March 31, 2002, reflecting a 0.2% or $292 thousand decrease for the quarter. The Bank continued to increase its commercial loan business in 2002. Commercial loans increased to $96.2 million at March 31, 2002, reflecting a 0.9% or $865 thousand increase for the quarter. The provision for loan losses increased to $105 thousand for the first quarter 2002 as compared to $75 thousand for the first quarter 2001 as a result of the increase in the overall loan portfolio balance and the increased commercial loan concentration in the portfolio.

Total deposits increased to $214.1 million at March 31, 2002 reflecting a 4.8% or $9.9 million increase for the quarter. Core deposits (all deposits excluding time deposits greater than $100,000) increased to $181.5 million, reflecting a 3.5% or $6.1 million increase for the quarter.

Net interest income increased $409 thousand, or 18.5%, for the quarter ended March 31, 2002 as compared to the same time period in 2001. Net interest income was bolstered during the first quarter 2002 by $86 thousand of interest income recognized on the payoff of a loan for which the Company was not recording interest expense due to late payment history.


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Attached are Condensed Statements of Income and Balance Sheets for Evans
Bancorp, Inc.

Evans Bancorp, Inc. is the holding company for Evans National Bank, a commercial bank with seven branches located in Western New York, which had in excess of $258.4 million in assets and in excess of $214.1 million in deposits at March 31, 2002. Evans National Bank also owns M&W Agency, Inc., a retail property and casualty insurance agency with eight offices in Western New York, and ENB Associates, Inc. which provides non-deposit investment products. Evans Bancorp, Inc. common stock is listed on the Nasdaq National Market under the symbol EVBN.

This press release includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements concerning future business, revenues and earnings. There are risks, uncertainties and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements. Information on factors that could affect the Company's business and results is discussed in the Company's periodic reports filed with the Securities and Exchange Commission.


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EVANS BANCORP, INC.
CONDENSED STATEMENTS OF INCOME
UNAUDITED
($000S) EXCEPT PER SHARE DATA

                                       QUARTER ENDED MARCH 31,
                                         2002          2001
                                        ------        ------
Net Interest Income                     $2,617        $2,208

Provision for loan losses                  105            75

Non-interest income                      1,354         1,142

Non-interest expense                     2,613         2,340
                                        ------        ------

Income before income taxes               1,253           935

Income taxes                               374           280
                                        ------        ------

Net Income                              $  879        $  655
                                        ======        ======

Earnings per share*                     $ 0.40        $ 0.30

-----------

* All per share data reflects the 5 for 4 stock split distributed in June 2001.

EVANS BANCORP, INC.
CONDENSED BALANCE SHEETS
UNAUDITED
($000S)

                                                  MARCH 31,      DECEMBER 31,
                                                    2002            2001
                                                  --------       -----------
Assets

   Securities                                     $ 93,418        $ 84,065
   Loans, net                                      142,177         142,469
   Other Assets                                     22,842          22,619
                                                  --------        --------

Total assets                                      $258,437        $249,153
                                                  ========        ========

Liabilities

   Deposits                                       $214,137        $204,260
   Other Liabilities                                17,223          17,932
                                                  --------        --------

Total liabilities                                  231,360         222,192
Total stockholders' equity                          27,077          26,961
                                                  --------        --------

Total liabilities and stockholders' equity        $258,437        $249,153
                                                  ========        ========